SECOND AMENDMENT TO SALES AGREEMENT

THIS SECOND AMENDMENT TO SALES AGREEMENT (the “Amendment”) is entered into as of the 31st day of May, 2011, by and between SUN COMMUNITIES, INC. (the “Company”) and BRINSON PATRICK SECURITIES CORPORATION (the “Sales Manager”), as follows:

RECITALS:

WHEREAS, the Company and the Sales Manager have entered into a Sales Agreement dated as of August 27, 2009 (the “Initial Agreement”);

WHEREAS, the Company and Sales Manager have entered into a First Amendment to the Initial Agreement dated as of May 7, 2010 (the “First Amendment” and together the Initial Agreement, the “Agreement”); and

WHEREAS, the Company and the Sales Manager desire to further amend the Agreement.

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, intending to be legally bound, the Company and the Sales Manager agree as follows:

SECTION 1.                      Defined Terms.  Capitalized terms not otherwise defined herein shall have the meaning attributed to them in the Agreement.

SECTION 2.                      Amendment to Section 2.1(a) of the Agreement.  Section 2.1(a) of the Initial Agreement is amended and restated in its entirety to read as follows:

“(a)           On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company agrees to issue and sell through the Sales Manager, as agent, and the Sales Manager agrees to sell, as agent for the Company, on a best efforts basis, shares of the Common Stock during the term of this Agreement on the terms set forth herein.  The Common Stock will be sold from time to time as described in the Registration Statement and Prospectus, in amounts and, subject to price limitations, at prices as directed by the Company and as agreed to by the Sales Manager.”

SECTION 3.                      Amendment to Section 2.1(c) of the Agreement.  In accordance with the First Amendment, Section 2.1(c) of the Agreement is amended and restated in its entirety to read as follows:

“(c)            The compensation to the Sales Manager for sales of Common Stock shall be at a fixed commission rate of 2% of the gross sales price per share of Common Stock sold under this Agreement.  The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect to such sale shall constitute the net proceeds to the Company for such Common Stock (the “Net Proceeds”).”

Counterparts.  This Amendment may be executed in separate counterparts, each of which shall be deemed an original and both of which shall constitute a single agreement.
SECTION 4.                      Binding Effect.  Except as expressly amended hereby, the Agreement shall continue to be and shall remain in full force and effect in accordance with its terms.  Any reference to the “Agreement” or the “Sales Agreement” in the Agreement shall be deemed to be a reference to the Agreement as amended hereby.

SECTION 5.                      Governing Law.  This Amendment shall be governed by, and construed in accordance with, the internal laws of the State of New York.

IN WITNESS WHEREOF, the undersigned have executed this Second Amendment to Sales Agreement as of the day and year first written above.

SUN COMMUNITIES, INC.

By: /s/ Karen J. Dearing
    Name: Karen J. Dearing
Title: EVP, Secretary, Treasurer, CFO

BRINSON PATRICK SECURITIES CORPORATION

By: /s/ Todd Wyche
    Name: Todd Wyche
Title: Managing Director